BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

May 3, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Esq.
Senior Counsel

Re:	BGC Partners, Inc.

Registration Statement on Form S-3

Filed April 12, 2013

File No. 333-187875

Dear Ms. Gowetski:

On behalf of BGC Partners, Inc. (the “Company”), I am writing in response to a follow-up question that you raised in a conversation that we had on April 30, 2013 regarding one of the responses submitted by the Company in its letter, dated April 26, 2013, in response to the comment letter, dated April 25, 2013, from you in connection with the Company’s registration statement on Form S-3, filed on April 12, 2013 (File No. 333-187875) (the “Registration Statement”). In that conversation, you asked for additional information regarding why The Cantor Fitzgerald Relief Fund (the “Relief Fund”) is not an affiliate of a broker-dealer.

In response to your question, please be advised that the Relief Fund is not an affiliate of a broker-dealer. The Relief Fund is a not-for-profit charitable organization formed under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), that was founded in the wake of the September 11, 2001 terrorist attacks on the World Trade Center to aid the families of the victims of that tragedy, including the families of the 658 employees of Cantor Fitzgerald, L.P. (“Cantor”) who died that day. In recent years, the Relief Fund has expanded its scope from victims of that tragedy and other terrorist attacks to include victims of natural disasters and emergencies.

The Relief Fund is independent of any broker-dealer, including Cantor and the Company, and is subject to the supervision of the Attorney General of the State of New York. The Attorney General is empowered to bring actions to ensure that the monies donated to the Relief Fund are used for the charitable purposes for which the Relief Fund was founded and that the

United States Securities and Exchange Commission

Division of Corporation Finance

May 3, 2013

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administrator and the directors of the Relief Fund fulfill their fiduciary duties to act in the best interests of the beneficiaries of the Relief Fund. Moreover, under Section 501(c)(3) of the Code, no part of the net income or assets of the Relief Fund may revert to the benefit of any private individual or entity except in furtherance of the Relief Fund’s tax-exempt purposes. While charitable contributions to the Relief Fund are made by Cantor and the Company, they also are made by individuals and organizations unaffiliated with Cantor and the Company.

The Relief Fund is administered by its Co-Founder and Executive Director, Edie Lutnick. Ms. Lutnick is the sister of the other Co-Founder of the Relief Fund, Howard W. Lutnick. Mr. Lutnick is also the Chief Executive Officer and controlling stockholder of Cantor and the Company. Ms. Lutnick reports to the Board of Directors of the Relief Fund, which consists of three members, no one of whom controls the Relief Fund. Although Mr. Lutnick is one of three members of the Board of Directors of the Relief Fund, he does not control the other two members, who are Stuart Fraser, the Vice Chairman of Cantor, as well as Ms. Lutnick. Both Cantor and the Company take the position that the Relief Fund is not an affiliate of either entity. Lastly, Ms. Lutnick and persons under her supervision effect the amount and timing of all sales of shares of Class A common stock of the Company owned by the Relief Fund, and all sales of such shares are made for the Relief Fund’s account through a broker-dealer unaffiliated with Cantor, the Company and the Relief Fund.

Accordingly, the Relief Fund is an independent organization that does not control, and is not controlled by or under common control with, Cantor, the Company or any other broker-dealer. As such, the Relief Fund is not an affiliate of a broker-dealer.

* * * * *

The Company would like to take this opportunity, pursuant to Rule 461 under the Securities Act of 1933, as amended, to request acceleration of the effective date of the Registration Statement so that the Registration Statement becomes effective on May 6, 2013 at 3:00 PM (Eastern Time) or as soon as practicable thereafter.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the fling; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

May 3, 2013

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Any questions or comments regarding the foregoing should be directed to the undersigned at 212.294.7824. Thank you.

BGC PARTNERS, INC.

By:	/s/ Patrick J. Egan
Patrick J. Egan
Vice President and Assistant General Counsel

cc:	Stephen M. Merkel, Esq. (BGC Partners, Inc.)

Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)